  Exhibit 99.1

BC FORM 51-102F3
MATERIAL CHANGE REPORT

UNDER SUBSECTION 7.1(1) OF NATIONAL INSTRUMENT 51-102

ITEM 1.
NAME AND ADDRESS OF COMPANY

Prophecy Development Corp.
Suite 1610 – 409 Granville Street
Vancouver, BC V6C 1T2

ITEM 2.
DATE OF MATERIAL CHANGE

February 19, 2019

ITEM 3.
NEWS RELEASE

The news release dated February 19, 2019 was disseminated through ACCESSWIRE Canada Ltd. and filed on SEDAR on February 19, 2019.

ITEM 4.
SUMMARY OF MATERIAL CHANGE

Prophecy Development Corp. (the “Company”) announced that Gerald Panneton has resigned as the President & Chief Executive Officer and as a director of the Company effective February 15, 2019. John Lee, Chairman and former Chief Executive Officer of the Company, has been appointed to serve as Interim President & Chief Executive Officer.

ITEM 5.
FULL DESCRIPTION OF MATERIAL CHANGE

Please see the news release dated February 19, 2019, which is available for review under the Company’s SEDAR profile at www.SEDAR.com.

ITEM 6.
RELIANCE ON SUBSECTION 7.1(2) OR 7.1(3) OF NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7.
OMITTED INFORMATION

None.

ITEM 8.
SENIOR OFFICER

Contact:
Tony Wong, Corporate Secretary
Telephone:
(604) 569-3661
Email:
twong@prophecydev.com

ITEM 9.
DATE OF REPORT

February 19, 2019